UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-40280

EpicQuest Education Group International Limited

(Translation of registrant’s name into English)

1209 N. University Blvd.

Middletown OH 45042

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On May 27, 2025, EpicQuest Education Group International Limited (the “Company”) consummated pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) an offering with certain accredited investors for the sale by the Company of (i) 4,500,000 ordinary shares of the Company, par value $0.0016 per share (the “Ordinary Shares”) and (ii) warrants to purchase up to an aggregate of 13,500,000 Ordinary Shares (the “Warrants”), in a private placement offering. The combined purchase price of one Ordinary Share and accompanying Warrants was $0.40.

Subject to certain ownership limitations, the Warrants are exercisable upon issuance. Each Warrant is exercisable into one Ordinary Share at a price per share of $0.48 (as adjusted from time to time in accordance with the terms thereof) and will expire on the first anniversary of the date of issuance.

The gross proceeds to the Company from the private placement are $1.8 million, before deducting offering expenses, and excluding the proceeds, if any, from the exercise of the Warrants. The Company intends to use the net proceeds from this offering for general corporate purposes.

Pursuant to the Purchase Agreement, the Company agreed to file by July 10, 2025 a resale registration statement (the “Resale Registration Statement”) with the Securities and Exchange Commission (the “Commission”) covering all Ordinary Shares sold to investors and the Ordinary Shares issuable upon exercise of the Warrants, and to cause the Resale Registration Statement to become effective by August 25, 2025.

The Ordinary Shares, the Warrants, and the Ordinary Shares issuable upon exercise of the Warrants were sold and issued without registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and Rule 506 of Regulation D or Regulation S promulgated under the Securities Act as sales to accredited investors.

The representations, warranties and covenants contained in the Purchase Agreement were made solely for the benefit of the parties to the Purchase Agreement. In addition, such representations, warranties and covenants: (i) are intended as a way of allocating the risk between the parties to the Purchase Agreement and not as statements of fact, and (ii) may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. Accordingly, the Purchase Agreement is filed with this report only to provide investors with information regarding the terms of transaction, and not to provide investors with any other factual information regarding the Company. Information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures.

The forms of the Purchase Agreement and Warrant are filed as Exhibits 10.1 and 4.1, respectively, to this Form 6-K. The foregoing summaries of the terms of these documents are subject to, and qualified in their entirety by, such documents, which are incorporated herein by reference.

This Form 6-K is hereby incorporated by reference into the registration statement of the Company on Form S-8 (Registration Number 333-258658) and Form F-3 (Registration Number 333-264807), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit	Description
4.1	Form of Investor Warrant
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

EpicQuest Education Group International Limited

By:	/s/ Zhenyu Wu
Zhenyu Wu Chief Financial Officer

Date: May 30, 2025

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